Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 05, 2007

List of materials

Documents attached hereto:


i) Press release announcing New PLAYSTATION(R)3 Model to Take Holiday Season by Storm





Sony Computer Entertainment Europe


           New PLAYSTATION(R)3 Model to Take Holiday Season by Storm

    Aggressively priced hardware and a terrific software line-up make for an unbeatable combination

                              New 40GB PS3 at EUR399


London, 5 October 2007 - Sony Computer Entertainment Europe (SCEE) today announced details of its exciting new PLAYSTATION(R)3 (PS3(TM)) model that will launch throughout the SCEE territories on 10th October 2007 at the highly attractive price of EUR399.


Providing an incredibly appealing entry point to the world of High Definition gaming and entertainment for the holiday season, the new PS3 brings the next generation of interactive home entertainment to homes all across Europe, Middle East, Africa and Australasia.


Along with an ever expanding line-up of PS3 titles (a total of 65 titles tracking across all genres by Christmas), the new PS3 is equipped with a 40GB HDD and includes all the features central to the High Definition entertainment experience; true next generation gameplay, stunning High Definition Blu-ray Disc
(TM) movies, SIXAXIS(TM) wireless controller, Wi-Fi and HDMI connectivity, all powered by the Cell Broadband Engine(TM), the digital heart of PS3.


As with the 60GB PS3, the new PS3 features upgradeable firmware allowing new features and functionality to be added to the system as time progresses. A recent firmware update, for example, enabled PS3 to upscale DVD's played on the system to full 1080P High Definition.


The introduction of the new PS3 has been determined following user feedback from thousands of existing PS3 owners as well as research into future potential PS3 owners. The new model features two USB 2.0 ports rather than four and no longer includes the multi memory card port.


The new model is no longer backwards compatible with PlayStation(R)2 titles, reflecting both the reduced emphasis placed on this feature amongst later purchasers of PS3, as well as the availability of a more extensive line-up of PS3 specific titles (a total of 65 titles across all genres by Christmas).


The existing Starter Pack*, comprising a 60GB PS3 with extensive backwards compatibility, an additional SIXAXIS wireless controller and two first party titles will be reduced in price to EUR499. Remaining on sale while stocks last, the 60GB model represents outstanding value for the keen gamer wishing to upgrade to the High Definition capabilities of PS3.


"The introduction of the new PS3 has been the result of extensive research into the entertainment needs and preferences of the next generation of PS3 owners," said David Reeves, President of SCEE. "It has allowed us to deliver an extremely advanced, yet incredibly affordable High Definition gaming and entertainment system, configured to the needs of the next generation of European PS3 owners. PS3 has always been the device of choice for the discerning gamer and entertainment seeker, and the new PS3 is more than ever the perfect High Definition entertainment system.


*In the UK and Ireland, the Starter Pack will be replaced by a separate in-store promotion on the 60GB PS3.


                                    - ENDS -







PLAYSTATION(R)3 40GB Specification
Product name                      PLAYSTATION(R)3
CPU                               Cell Broadband Engine(TM) Processor
GPU                               RSX(TM)
Sound                             Dolby 5.1ch, DTS 5.1ch , LPCM 7.1ch, AAC,
                                  others *1 *2
Memory                            256MB XDR Main RAM, 256MB GDDR3 VRAM
HDD           2.5" Serial ATA                          40GB
I/O           USB 2.0                                   x2
Communication Ethernet                x1 (10BASE-T, 100BASE-TX, 1000BASE-T)
              IEEE 802.11 b/g                        Included
              Bluetooth 2.0 (EDR)                    Included
Wireless controller (Bluetooth)                      Included
AV Output     Screen size                 480i, 480p, 720p, 1080i, 1080p
              HDMI OUT                                x1 *3
              AV MULTI OUT                              x1
              DIGITAL OUT                               x1
              (OPTICAL)
BD/DVD/CD     Maximum Read Speed  BD 2x (BD-ROM)
Drive
(Read Only)                       DVD 8x (DVD-ROM)
                                  CD 24x (CD-ROM)
Dimensions                        Approximately 325mm (W) x 98mm (H) x 274mm (D)
Weight                            Approximately 5 kg


*1 A device compatible with Linear PCM 7.1 Ch. is required to output 7.1 Ch. audio, supported by Dolby TrueHD or a similar format, from the HDMI OUT connector.

*2 This system does not support output from the DTS-HD 7.1 Ch. DTS-HD 7.1 Ch. audio is output from a 5.1 or lower channel.

*3 "Deep Color" and "x.v.Color (xvYCC)" defined by HDMI ver1.3a are supported.



About Sony Computer Entertainment Europe Ltd.

Sony Computer Entertainment Europe (SCEE), based in London, is responsible for the distribution, marketing and sales of PLAYSTATION(R)3, PlayStation(R)2 and PSPTM (PlayStation(R)Portable) software and hardware in 102 territories across Europe, the Middle East, Africa and Oceania. SCEE also develops, publishes, markets and distributes entertainment software for these formats, and manages the third party licensing programs for the formats in these territories.

Since the launch of PLAYSTATION 3 in Europe on 23 March 2007 and the end of March 2007 over 1.6 million units have been shipped across the SCEE territories, over 5.5 million globally. Between its European debut on 24th November 2000 and the end of March 2007, over 44 million PlayStation 2 consoles have been shipped across the SCEE territories, over 117 million worldwide, making it one of the most successful consumer electronic products in history. Between its European debut on 1st September 2005 and the end of March 2007, over 8 million PSP systems have been shipped across the SCEE territories, with over 25 million shipped worldwide since its Japanese launch in December 2004.


More information about PlayStation products can be found at www.playstation.com or visit the Virtual Press Office at www.scee.presscentre.com.


PLAYSTATION, PlayStation and the PlayStation logo are registered trademarks of Sony Computer Entertainment Inc. PS3, SIXAXIS and PSP are trademarks of Sony Computer Entertainment Inc. "Dolby" is a trademark of Dolby Laboratories. "DTS" is a trademark of Digital Theatre Systems, Inc. "HDMI" is a trademark of HDMI Licensing LLC. "Blu-ray Disc" is a trademark. "Bluetooth" is a trademark of Bluetooth SIG, Inc. All other trademarks are property of their respective owners.


(c)2007 Sony Computer Entertainment Inc. All rights reserved. Design and specifications are subject to change without notice.